March 6, 2019

VIA EDGAR
==========
Alison White
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Spinnaker ETF Series; File Nos. 333-215942 and 811-22398

Dear Ms. White,
On November 21, 2018, Spinnaker ETF Series (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Innovation Shares Cannabis ETF (the “Fund”). On February 22, 2019, you provided oral comments.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
General:
Comment 1. Please confirm that the Registrant will file delaying amendments until all SEC comments have been resolved, and the Registrant has received its passive ETF exemptive relief.
Response. The Registrant so confirms.
Comment 2. Please provide the staff with the Index methodology and components.
Response. The index provider has provided the Registrant with the Index methodology and Index components to be implemented on the next rebalance on March 8, 2019, which were sent to you separately on March 6, 2019.
Comment 3. Please provide an opinion of counsel as an exhibit to the Registration Statement that states that the Fund is not violating any applicable federal or state law. Please also undertake to update said legal opinion annually with the Fund’s annual update.
Response. The Registrant will file the opinion requested and will update that opinion each year with the Fund’s annual update.

Prospectus:
Summary
Comment 4. Please confirm that the expense limitation agreement will be in place for at least a year from the date of the prospectus and that the expense example only includes the effect of the waiver for the term of the waiver.
Response. The Registrant so confirms.
Comment 5. If applicable, add disclosure regarding investments in micro, small, and mid-capitalization companies.
Response. The index provider has confirmed to the Registrant that micro-capitalization securities are not a principal holding on the Index, so it will not be a principal strategy of the Fund. The Registrant has added disclosure for small and mid-capitalization companies as follows:
Small and Mid-Cap Securities Risk. The earnings and prospects of small and medium sized companies are more volatile than larger companies and may experience higher failure rates than larger companies.  Small and medium sized companies normally have a lower trading volume than larger companies, which may tend to make their market price fall more disproportionately than larger companies in response to selling pressures and may have limited markets, product lines, or financial resources and lack management experience.
Comment 6. In “Principal Investment Strategies”, revise the Fund’s 80% policy to match the definition provided of a Cannabis Company, and, in the definition of Cannabis Company, state that a “significant percentage” of revenue means at least 50%.
Response. The Registrant has revised the disclosure as requested.
The Fund will also invest, under normal circumstances, at least 80% of its net assets, plus borrowings for investment purposes, in ~~cannabis companies, which are companies that are involved in the legal cannabis industry or otherwise derive some revenue from the legal cannabis industry~~ exchange listed common stock (or corresponding American Depositary Receipts (“ADRs”) of companies, that have a business interest in the legal cannabis ((i) marijuana (or products derived from marijuana) and (ii) hemp (or products derived from hemp, which includes CBD-based products (i.e., products that contain cannabidiol)) pharmaceutical and consumer wellness & product markets (“Cannabis Companies”). A company has a business interest in the legal cannabis-based pharmaceutical and consumer wellness & product markets if a significant percentage (at least 50%) of its revenues are derived from such activity.
Comment 7. Confirm supplementally whether the advisor or sub-advisor further monitors the securities in its portfolio. In “Principal Investment Strategies”, please specify that “legal” also means regulated and just permitted. Please add disclosure on how the index provider monitors the legality of companies outside the US. Please explain how the index provider monitors the securities in the Index.
Response. The advisor and sub-advisor follow the Index; they do not further monitor the legality of the securities in the Fund’s portfolio. That function is done exclusively by the index provider. The Registrant has revised the disclosure as shown below:
“Legal” refers to being permitted under the applicable (i) controlled substance or (ii) food, drug, and cosmetics, or equivalent laws and regulations under whose jurisdiction the Cannabis Company is subject that govern the cultivation, production or distribution, for medical or non-medical purposes, of cannabis in a particular country. The index provider eliminates from the Index Universe any Cannabis Company that it knows, based on the Cannabis Company’s publicly available information, to not be operating legally. “Publicly available information” is information available in a company’s publicly available filings with the US Securities and Exchange Commission, publicly available filings with the thirteen Canadian provincial and territorial securities regulatory authorities (“Canadian Securities Administrators”), publicly available filings with equivalent securities authorities in other applicable countries, investor presentations on posted on a company’s website, and press releases or other public statement by the company.  The index provider also eliminates from the Index Universe any Cannabis Company that it knows, based on the Cannabis Company’s publicly available information, to invest in other companies (“Related Companies”) that the index provider knows, based on the Related Company’s publicly available information, to not be operating legally. These assessments are made at the time a Cannabis Company is added to the Index and upon any reconstitution of the Index.

Comment 8. In “Principal Investment Strategies”, please add disclosure regarding when the Index is rebalanced and whether the Fund will be reconstituted and rebalanced in accordance with the Index.
Response. The Registrant has revised the disclosure as follows:
The Index is rebalanced and reconstituted monthly, effective at the close of trading on the second Friday of the month. The Fund is rebalanced and reconstituted in accordance with the Index.
Comment 9. In “Principal Risks of Investing in the Fund”, please add risks for the pharmaceutical and biotechnology industries given that the strategy states that the Fund will be concentrated in these industries.
Response. The Registrant has added the risks requested to the Concentration Risk:
 Concentration Risk:  If the Fund invests more heavily in a particular industry, the value of its shares may be especially sensitive to factors and economic risks that specifically affect that industry. As a result, the Fund's share price may fluctuate more widely than the value of shares of a mutual fund that invests in a broader range of industries. Additionally, some industries could be subject to greater government regulation than other industries. Therefore, changes in regulatory policies for those industries may have a material effect on the value of securities issued by companies in those industries. The industries in which the Fund may invest, directly or indirectly, will vary based on the investments of the Index.
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Biotechnology Company Risk:  A biotechnology company’s valuation can often be based largely on the potential or actual performance of a limited number of products and can accordingly be greatly affected if one of its products proves, among other things, unsafe, ineffective or unprofitable. Biotechnology companies are subject to regulation by, and the restrictions of, the FDA, the U.S. Environmental Protection Agency, state and local governments, and foreign regulatory authorities.

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Pharmaceutical Company Risk:  Companies in the pharmaceutical industry can be significantly affected by, among other things, government approval of products and services, government regulation and reimbursement rates, product liability claims, patent expirations and protection and intense competition.

Comment 10.  In “Principal Risks of Investing in the Fund”, please add a separate risk related to the regulatory status of cannabis in the US.
Response. The Registrant has added the following risk:
United States Regulatory Risks of the Cannabis Industry:  The possession and use of marijuana, even for medical purposes, is illegal under federal and certain states' laws, which may negatively impact the value of the Fund's investments. Use of marijuana is regulated by both the federal government and state governments, and state and federal laws regarding marijuana often conflict. Even in those states in which the use of marijuana has been legalized, its possession and use remains a violation of federal law. Federal law criminalizing the use of marijuana pre-empts state laws that legalizes its use for medicinal and recreational purposes.
Marijuana is a Schedule I controlled substance under the Controlled Substances Act (“CSA”) (21 U.S.C. § 811), meaning that it has a high potential for abuse, has no currently “accepted medical use” in the United States, lacks accepted safety for use under medical supervision, and may not be prescribed, marketed or sold in the United States.
Facilities conducting research, manufacturing, distributing, importing or exporting, or dispensing controlled substances must be registered (licensed) to perform these activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the Drug Enforcement Administration (“DEA”) to prevent drug loss and diversion. Failure to obtain the necessary registrations or comply with necessary regulatory requirements may significantly impair the ability of certain companies in which the Fund invests to pursue medical marijuana research or to otherwise cultivate, possess or distribute marijuana.
The enactment of the 2018 U.S. Farm Bill on December 20 of 2018 (“Farm Bill”) changed the legal landscape in the United States with respect to the manufacturing, distribution and sale of hemp and hemp derivatives, including CBD.  Among other things, the act: (A) legally distinguishes hemp from marijuana by defining “hemp” as the Cannabis sativa L. plant (or any part of the plant) and extracts of it, that contain no more than 0.3% Tetrahydrocannabinol (“THC”) (as calculated on a dry weight basis); (B) exempts “hemp” from the definition of “marijuana” and, therefore, from both DEA interference and the restrictions imposed by the CSA, and (C) Expressly permits the interstate sale and transportation of hemp products. While the enactment of the Farm Bill was dramatically and materially favorable for the CBD landscape, some legal considerations remain with respect to CBD products.  At present, the primary risk relates to uncertainty in the U.S. Food and Drug Administration’s (“FDA”) actions as it adapts to this new law.
In the United States, CBD and products which contain CBD are and will be subject to the Federal Food, Drug and Cosmetic Act, which includes the Dietary Supplement Health and Education Act of 1994 (“DSHEA”) and significant federal regulations. Those statutory provisions and regulations include but are not limited to (i)  Good Manufacturing Practices (ii) legally permitted health-related claims (iii) the requirement for significant safety dossiers  (iv) detailed labeling requirements, (v) requirements for competent and reliable scientific substantiation for health-related claims and (vi) compliance with a  statute that prohibits the inclusion of an ingredient in a dietary supplement or food that was first authorized for study as a drug (“the IND Provision”“ or “the Exclusionary Provision.”  The FDA has publicly taken the present position the CBD cannot be sold in dietary supplements or foods due to this provision.

Comment 11. In “Principal Risks of Investing in the Fund – ETF Structure Risk”, please remove the third bulleted sub-risk as it repeats the second bullet. Please also consider removing Authorized Participant Risk as a standalone risk given the disclosure overlaps with the ETF Structure Risk.
Response. The Registrant has revised the disclosure as requested and removed the redundant portion of the Authorized Participant standalone risk.
Comment 12. In “Principal Investment Strategies”, add growth companies to the disclosure given that there is a growth companies risk.

Response. The Registrant has revised the disclosure to remove the risk for growth companies as it is not a principal risk of the Fund.

Comment 13. In “Principal Risks of Investing in the Fund”, consider adding a risk for the index provider if new.
Response. The Registrant has not added the risk disclosure because the index provider is not new and has indexes tracked by another ETF.
Additional Information About the Fund’s Principal Investment Objective, Strategies and Risks
Comment 14. Please note that the risk disclosure in Item 9 is identical to the summary. Please revise the prospectus so that Item 4 is a summary of the risks in Item 9.
Response. The Registrant has, where possible, revised the risks so that the risks presented in Item 4 are a summary of the risks presented in Item 9.
Comment 15. “Risks Related to Investing in Canada” is in Item 9 twice; please remove the extra occurrence.
Response. The Registrant has removed the duplicate disclosure.
Management of the Fund
Comment 16. It is unclear why the Sub-Advisor provides an “investment program” for the Fund given that it is a passive ETF. Please explain or revise the disclosure.
Response. The Registrant has revised the disclosure as follows:
Merlin ~~provides an investment program for the Fund and~~ manages the investment of the Fund's assets, subject to the oversight and supervision of OBP.
Comment 17. Please consider limiting the biography for the portfolio manager to just the last 5 years.
Response. The Registrant has removed the portion of the biography that is older than 5 years other than his education.
Comment 18. In the biography for the portfolio manager, it notes that the Fieldstone Merlin Dynamic Large Cap Growth ETF is a former series of the Trust, but the series is still listed on EDGAR. Consider revising the disclosure or filing a Form N-8F to deregister the Fund.  Also, please explain what is meant by “CWM” in the third paragraph of the biography as well as what is meant by “available” through CWM.
Response. The Fieldstone Merlin Dynamic Large Cap Growth ETF liquidated as of December 28, 2018. The series will be marked as inactive on EDGAR and a Form 25 was filed to reflect its delisting, but it is the Registrant’s understanding that a Form N-8F can only be filed for the Registrant, not an individual series. The biography has been revised to remove the last sentence of the third paragraph.

Fund Service Providers
Comment 19. Please confirm that information regarding a custodian will be provided at least 5 days before the Fund goes effective.
Response. The Registrant so confirms.
Part C:
Comment 20. Please confirm that the sub-license agreement referenced in the section of the prospectus entitled “Index Provider” will be filed as an exhibit to the Registration Statement.
Response. The Registrant so confirms.
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If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Cody

Tanya L. Cody